VF 3-8-05

AM 3-3-2005

05036733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 2 2 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THRASHER & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 S.E. 28TH STREET, SUITE 4
(No. and Street)

BENTONVILLE	AR	72712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID L. THRASHER (479) 273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEALL BARCLAY & COMPANY, PLC, CPA'S
(Name – *if individual, state last, first, middle name*)

2005 WEST ELM STREET	ROGERS	AR	72758
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID L. THRASHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THRASHER & COMPANY, INC., as of DECEMBER, 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLENNA HARRELL
Benton County
My Commission Expires
June 17, 2013

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THRASHER AND COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

THRASHER & COMPANY, INC.
DECEMBER 31, 2004 AND 2003
CONTENTS

Beall Barclay & Company, PLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying statements of financial condition of **Thrasher & Company, Inc.** as of December 31, 2004 and 2003, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher & Company, Inc.** as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beall Barclay & Company

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 21, 2005

THRASHER & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 24,284	$ 26,308
Investments available for sale	29,444	29,343
Accounts receivable - commissions	5,054	4,528
Prepaid expenses	-	997
Total Current Assets	58,782	61,176
PROPERTY AND EQUIPMENT, NET	45,734	11,819
OTHER ASSETS		
Special Reserve Account for the exclusive benefit of customers of Thrasher and Company, Inc.	500	500
	$ 105,016	$ 73,495
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payroll taxes payable	$ 3,843	$ 3,263
Accounts payable - commissions	1,354	3,780
Accounts payable - stockholder	5,203	-
Other current liabilities	333	2,562
Total Current Liabilities	10,733	9,605
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	57,514	57,514
Additional paid-in capital	6,900	6,900
Retained earnings	34,975	4,683
Unrealized holding gain (loss) on investments available for sale	(5,106)	(5,207)
	94,283	63,890
	$ 105,016	$ 73,495

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Commissions	$ 302,423	$ 237,603
OPERATING EXPENSES		
Accounting and legal	11,851	3,931
Advertising	4,657	4,092
Auto expense	17,148	17,981
Contributions	17,250	15,617
Depreciation	14,383	9,596
Dues and subscriptions	2,127	2,745
Insurance	13,280	10,046
Meeting and education	25	-
Miscellaneous	659	3,585
Occupancy expense	22,600	22,600
Office expense	10,406	9,746
Payroll taxes	9,121	7,672
Postage	2,880	2,782
Repairs and maintenance	14,824	12,720
Salaries and related benefits	114,322	87,348
Telephone	5,682	4,970
Travel and entertainment	6,335	11,143
Utilities	4,581	3,164
	272,131	229,738
INCOME FROM OPERATIONS	30,292	7,865
OTHER INCOME		
Dividends	-	867
NET INCOME	30,292	8,732
Other comprehensive income		
Unrealized gains on available for sale securities	101	2,061
COMPREHENSIVE INCOME	$ 30,393	$ 10,793

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unrealized Holding Gain (Loss)	Total
BALANCE, DECEMBER 31, 2002	$ 57,514	$ 6,900	$ 24,383	$ (7,268)	$ 81,529
Unrealized holding gain (loss)	-	-	-	2,061	2,061
Net income	-	-	8,732	-	8,732
Dividends paid	-	-	(28,432)	-	(28,432)
BALANCE, DECEMBER 31, 2003	57,514	6,900	4,683	(5,207)	63,890
Unrealized holding gain (loss)	-	-	-	101	101
Net income	-	-	30,292	-	30,292
BALANCE, DECEMBER 31, 2004	$ 57,514	$ 6,900	$ 34,975	$ (5,106)	$ 94,283

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 30,292	$ 8,732
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	14,383	9,596
Change in:		
Accounts receivable - commissions	(526)	91
Prepaid expenses	997	1,735
Payroll taxes payable	580	3,263
Accounts payable - commissions	(2,426)	2,816
Accounts payable - stockholder	5,203	-
Other current liabilities	(2,229)	932
Total Adjustments	15,982	18,433
Net Cash From Operating Activities	46,274	27,165
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(48,298)	-
Net Cash (Used For) Investing Activities	(48,298)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	-	(28,432)
Net Cash (Used For) Financing Activities	-	(28,432)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,024)	(1,267)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,308	27,575
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 24,284	$ 26,308

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Balance, January 1	$ -	$ -
Increase (decrease)	-	-
Balance, December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Thrasher and Company, Inc. is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Fully depreciated assets still in use totaled $78,106 and $34,991 for December 31, 2004 and 2003, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2004 and 2003, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income
Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Income Taxes
The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Investments

All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings, unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable - Commissions

The Company considers accounts receivable - commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

Reclassifications

Certain reclassifications have been made to the prior year's financial statements to conform to the current year presentation.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company leases its corporate office buildings under operating lease agreements from a LLC in which the owner is a member. The Company is responsible for insurance, maintenance, and real estate taxes associated with the office facilities. For the year ended December 31, 2004 and 2003, the rent paid to related parties for the office building totaled $18,600. See Note 8.

The Company had an accounts payable to a stockholder in the amount of $5,203 and $0 at December 31, 2004 and 2003, respectively.

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2004	2003
Office equipment	$ 22,872	$ 22,872
Automobiles	112,010	63,712
	134,882	86,584
Accumulated depreciation	89,148	74,765
	$ 45,734	$ 11,819

THRASHER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All Thrasher and Company, Inc. customer transactions are cleared through First Southwest Company.

NOTE 5: INVESTMENTS

The table below provides detail of the investments:

		December 31, 2004	
	Shares	**Cost**	**Value**
Scudder Municipal Bond Fund A	2,046	$ 20,423	$ 18,820
Scudder Growth Fund A	1,159	14,127	10,624
		$ 34,550	$ 29,444

		December 31, 2003	
	Shares	**Cost**	**Value**
Scudder Municipal Bond Fund A	2,046	$ 20,423	$ 19,168
Scudder Growth Fund A	1,156	14,127	10,175
		$ 34,550	$ 29,343

NOTE 6: SIPC ASSESSMENT

As provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as amended, a broker or dealer need not file the supplemental report on the SIPC during which the SIPC assessment is a minimum assessment. The minimum assessment of $150 was charged for each of the years ended December 31, 2004 and 2003.

NOTE 7: RETIREMENT PLAN

The Corporation adopted a defined contribution profit-sharing plan for all employees over the age of 21 years, with 3 years of service. Contributions to the profit-sharing plan are discretionary and $1,980 and $1,620 of contributions were made for the years ending December 31, 2004 and 2003, respectively.

NOTE 8: COMMITMENTS

The Corporation entered into a lease agreement for its office facilities with a term of five years. The following is a schedule by years of future minimum rentals under the lease at December 31, 2004:

2005	$ 18,600
2006	1,550

NOTE 9: NET CAPITAL

There are differences between net capital as computed in Thrasher and Company, Inc. Part IIA of Forms X-17A-5 filed for the period ended December 31, 2004, and the net capital as computed on Page 12. The following adjustments were made:

Accounts receivable – commissions	$ 5,054
Adjustment of fixed assets	(1,562)
Reclassify amounts advanced by stockholder to Corporation	(5,203)
Net decrease in capital	$ (1,711)

Beall Barclay & Company, PLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher & Company, Inc.** as of and for the year ended December 31, 2004 and have issued our report thereon dated January 21, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 21, 2005

THRASHER & COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
December 31, 2004

Total Ownership Equity from Balance Sheet	$ 94,283
Deduct:	
Assets not readily convertible to cash	
Depreciated value of fixed assets	(45,734)
15% Haircut on growth funds	(1,594)
7% Haircut on municipal funds	(1,317)
2% Haircut on money market fund	(300)
Net Capital as Defined by Rule 15c3-1	$ 45,338

See Independent Auditors' Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.

Beall Barclay & Company, PLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **Thrasher & Company, Inc.** ("the Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objects of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beall Barclay & Company

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 21, 2005